FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June, 2003

Commission File Number 0-20588

Newmont Yandal Operations Limited

(f/k/a Normandy Yandal Operations Limited)

Translation of registrant's name into English

100 Hutt Street, Adelaide 5000, South Australia, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On June 5, 2003, Standard & Poor's Ratings Services ("S&P") announced that it lowered Newmont Yandal Operations Limited's (the "Company's") corporate credit rating to selective default ('SD'), from 'CC.'  However, S&P indicated that the issue rating on the Company's US$300 million senior notes, due April 2008 (the "Notes"), remains at 'CC' until nonpayment of interest or acceptance by noteholders of a current offer by Yandal Bond Company Limited ("Bondco"), a subsidiary of the Company's parent, Newmont Mining Corporation, to acquire all Notes not held by Bondco.  S&P indicated that it will continue to monitor the outcome of the offer to noteholders, but indicated that if the offer is accepted by noteholders, then the Company's corporate credit rating and issue rating will be lowered to 'D.'

According to S&P, an issuer credit rating ("ICR") is "changed to 'D' or 'SD' (Selective Default) upon the occurrence of a default on any financial obligation." "'SD' is used if the issuer defaults selectively - that is, defaulting on one issue or class of issues, but honoring others in a timely fashion." 'D' is assigned when S&P "believes the default will be a general default and the issuer will fail to meet is other obligations as they come due." According to S&P, "'Default' means actually missing a payment - of interest or principal . . . and includes conduct of a coercive tender offer or exchange offer which is tantamount to defaulting even though no payment is missed. The issuer offers cash or securities having a total value that is clearly less than par - and the creditor has no real alternative to receive everything initially promised." According to S&P, "completion of such an offer, therefore, is treated as a default, notwithstanding the creditors' apparent acquiescence." "If the issuer's offer is limited to specific issues only, the ICR is changed to 'SD.'" "An obligation rated 'CC' is currently highly vulnerable to nonpayment."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWMONT YANDAL OPERATIONS LIMITED

ABN 30 007 066 766

(Registrant)

By:  /s/ John Dow

Name: John Dow

Title: Chairman

Dated: June 6, 2003